UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Change in Significant Shareholder

We hereby inform you of a change in the biggest shareholder of KT Corporation (the “Company” and NYSE symbol: KTC). Details are as follows:

1.	Prior to the change:

Name of the biggest shareholder: Brandes Investment Partners, Inc.

Number of common shares owned: 18,769,057 common shares in the form of American Depositary Receipts (“ADRs”) of the Company.

Ownership percentage: 6.46%.

2.	After the change:

Name of the biggest shareholder: National Pension Corporation.

Number of common shares owned: 7,859,178 common shares of the Company as of December 31, 2002.

Ownership percentage: 2.70%.

3.	Date of Change: August 28, 2003.

4.	Reason for change: Pursuant to an authoritative interpretation of the Ministry of Finance and Economy, ADRs and common shares held by individual accounts under the Employee Stock Ownership Association are excluded from determination of the largest shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2003

KT CORPORATION

By:	/s/ WHA JOON CHO
Name:	Wha Joon Cho
Title:	Managing Director